Exhibit 99.1

[Valuation Research Corporation Letterhead]

September 25, 2007

Re: Valuation Services for 3PAR Inc.

We hereby consent to the reference to Valuation Research Corporation in the Form S-1 of 3PAR Inc., filed with the Securities and Exchange Commission, and all amendments thereto, and the reference to our performance of certain valuation services for 3PAR Inc. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/    Valuation Research Corporation

VALUATION RESEARCH CORPORATION